

April 28, 2011

<u>Via Facsimile & U.S. Mail</u>
Mr. Ben Dickman
Secretary of the Board of Managers
Western Plains Energy, LLC
3022 County Rd 18
Oakley, Kansas, 67748

> **Re: Western Plains Energy, L.L.C.**
> **Schedule 13E-3**
> **Filed on March 28, 2011**
> **File No. 05-86153**
> **Preliminary Proxy on Schedule 14A**
> **Filed March 28, 2011**
> **File No. 05-50714**

Dear Mr. Dickman:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

<u>General</u>

1.   We note that you are purporting to create new Class E units from existing Class A and B units in order to take the company private. Please provide a formal opinion of counsel, supported by appropriate legal analysis, that your Class A and B units and the new Class E units are separate classes of securities under Kansas law. The analysis should include a discussion and comparison of each feature of your existing Class A and B units and the Class E units and why the rights of each class support the opinion of counsel. In your

response letter, provide your legal analysis as to why the Class A and B units and Class E units are truly separate classes for purposes of determining eligibility to deregister under Section 12 of the Securities Exchange Act of 1934. Please support your analysis with citations to state statutory or case law, where appropriate.

Preliminary Proxy

2.   Please file the form of proxy card.

3.   Please indicate that the proxy statement and form of proxy card when filed are preliminary copies. Refer to Rule 14a-6(e)(1).

4.   Please be attentive to the need, if necessary, to update the financial statements included in the proxy materials at the time of mailing in order to reflect the most recent interim financials.

Summary Term Sheet, page 1

Purpose and Structure of the Reclassification, page 6

5.   Please clarify further the circumstances under which the reclassification would be abandoned. Also, clarify whether the Board may choose not to adopt all (versus some) of the amendments proposed to the current operating agreement after approval by members and the circumstances when such a determination would be made.

Background of the Reclassification, page 16

6.   Please revise to describe in greater detail the substantive matters discussed amongst the Special Committee and any advisors between November 2010 and December 2010.

7.   Further to our comment above. Please clarify further the various cutoff figures discussed and the reasons why the board ultimately decided to create a new class of units as opposed to reclassifying units amongst the existing three classes.

8.   Please revise to disclose how the Special Committee determined which rights and privileges would be granted to each class following the reclassification and provide a brief overview of the discussion of the pros and cons weighed by the Special Committee regarding such relative rights and privileges.

9.   Please disclose how the Board determined the preferential liquidating distribution amount for Class C and Class E holders. If any other liquidation preference rights were deliberated, revise to so state and disclose the reasons for the rejection of such terms.

10.   Given that the factors you list as contributing to the decision to take the company private appear to have existed for several years, please supplement the disclosure to further clarify the specific reasons for choosing to undertake the going private transaction *at this time*. Is it due solely to the costs associated with compliance with XBRL reporting in 2011, for example? See Item 1013(c) of Regulation M-A.

Reasons for the Reclassification…, page 19

Our Position as to the Fairness of the Reclassification, page 22

11.   Please consistently address the discussion regarding fairness of the transaction throughout the document to address fairness to <u>unaffiliated</u> unitholders. Your current disclosure under this heading, for example, references fairness to all unitholders, affiliated and unaffiliated. Please revise. *See* Question and Answer #19 in Exchange Act Release No. 34-17719.

Description of Proposed Other Changes in the New Operating Agreement, page 39

12.   As currently structured, unitholders voting for proposal 2 appear to be denied the opportunity to separately vote on the series of amendments proposed to the new operating agreement. We note that, notwithstanding the terms of the Current Operating Agreement, the Board of Managers decided to allow members the opportunity to vote on amendments to the operating agreement. It would appear that certain of the amendments proposed are material and distinct enough to be unbundled from the general proposal. Rule 14a-4(a)(3) requires that the form of proxy "identify clearly and impartially each separate matter intended to be acted upon, whether or not related to or conditioned on the approval of other matters." Please provide us with your analysis of whether there are amendments proposed which should be disaggregated and set forth as distinct matters for unitholder approval.   <u>See</u> Division of Corporation Finance, Manual Of Telephone Interpretations, Fifth Supplement. Please make corresponding revisions to the Schedule 14A as appropriate, including any revisions needed to indicate whether the passage of any proposal is conditioned on the passage of another.

Financial Information, page 51

13.   It does not appear as though all of the information required by Item 1010(c) of Regulation M-A has been provided. Revise to specify, for example, the ratio of earnings to fixed charges for the periods required.

*   *   *   *   *

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the filing persons are in possession of all facts relating to their disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the filing persons acknowledging that:

- the filing persons are responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the filing persons may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

You may contact me at (202) 551-3757 if you have any questions regarding our comments.

Sincerely,

Mellissa Campbell Duru
Special Counsel
Office of Mergers and Acquisitions

cc: Via facsimile 303.832.3804
       Jessica Browne, Esq.
       Dufford & Brown P.C.